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                                                                    Exhibit 2.1


                LONGO CONSTRUCTION STOCK PURCHASE AGREEMENT


    STOCK PURCHASE AGREEMENT (the "Agreement") dated as of this 17th day of September, 1997, by and among Robert J. Longo, an individual, residing at 71 Roxitichus Road, Mendham, New Jersey 07945 (the "Seller"), Compost America Holding Company, Inc., a New Jersey corporation, with principal place of business at 320 Grand Avenue, Englewood, New Jersey 07631 (the "Purchaser") and R. J. Longo Construction Co., Inc., a New Jersey corporation, including its EPIC division, with principal place of business at 305 Palmer Road, Denville, New Jersey 07834 (the "Corporation").

                                W I T N E S S E T H :

    WHEREAS, the Seller is the beneficial and record owner of the issued and outstanding shares of common stock, no par value identified on Schedule A hereto (the "Stock") of the Corporation; and

    WHEREAS, the Seller desires to sell and the Purchaser desires to purchase the Stock upon the terms and subject to the conditions set forth herein.

    NOW THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:


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                                     ARTICLE ONE

                              SALE AND PURCHASE OF STOCK

    1.01 Sale and Purchase of the Stock.   At the Closing (as hereafter
defined), the Seller shall sell, transfer, assign, convey and deliver to the Purchaser the Stock, free and clear of Liens (as hereinafter defined) and the Purchaser hereby agrees to purchase and acquire the Stock from the Seller, for the Purchase Price (as hereinafter defined).

    1.02 Deposit. (a) 100,000 shares of the authorized but unregistered common stock, no par value of the Purchaser (the "CAHC Stock") have already been delivered to the Seller in consideration of the Seller's execution and delivery of that certain letter of intent (the "Letter of Intent") dated April 30, 1997 by and between the Purchaser and the Seller. The Letter of Intent expired by its terms on July 15, 1997. On August 19, 1997 the parties agreed to revive, amend, extend and restate the Letter of Intent on the terms and conditions contained therein (the "Restated Letter of Intent"). To secure the Purchaser's obligations under this Agreement, the Purchaser has deposited with Okin, Hollander & DeLuca, L.L.P., the Seller's attorneys, as escrow agent (the "Escrow Agent"), pursuant to that certain escrow agreement dated May 5, 1997 (the "Escrow Agreement"), a copy of which is attached hereto as
Schedule 1.02, an additional 400,000 shares of CAHC Stock.

    (b) If the Closing shall occur as hereinafter provided, the 400,000 shares of CAHC Stock held by the Escrow Agent shall be returned to the Purchaser.

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    (c) In the event the Closing as provided for herein does not occur as a result of the Seller's failure or refusal to proceed to Closing, all the CAHC Stock then held by the Escrow Agent shall be delivered by the Escrow Agent to the Purchaser, all the CAHC Stock then held by the Seller shall be delivered by the Seller to the Purchaser and the Seller shall pay to the Purchaser the sum of Two Hundred Thousand ($200,000) Dollars, all of which shall be liquidated damages hereunder and which shall be the Purchaser's sole and exclusive remedy as against the Seller in connection with this Agreement.
For purposes of this paragraph, the 100,000 shares of CAHC Stock returned by the Seller to the Purchaser shall be deemed to have a value of Three ($3.00) Dollars per share.

    (d) If the Closing as provided for herein does not occur as a result of the Purchaser's failure or refusal to proceed to Closing, subject to any conditions to the Purchaser's obligations hereunder, including, without limitation, the execution and delivery of that certain long term Biosolids Services Management Agreement by and between the Corporation and the New York City Department of Environmental Protection (the "New York Contract"), all of the shares of CAHC Stock then held by the Escrow Agent shall be delivered by the Escrow Agent to the Seller as liquidated damages, which shall be the Seller's sole and exclusive remedy as against the Purchaser in connection with this Agreement; provided, however, that if the Closing does not occur as herein provided as a result of the Purchaser's failure or refusal to proceed to Closing, from and after the date hereof to and including September 15, 1998, the

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Seller shall have the option to require the Purchaser to repurchase all of the CAHC Stock then owned by the Seller at a purchase price of Three ($3.00) Dollars per share. The Seller shall exercise such option by providing written notice to the Purchaser of his intent to exercise such option, whereupon within five (5) days of the date of such notice, the Purchaser shall deliver to the Seller the Purchaser's promissory note in the principal amount of One Million Five Hundred Thousand ($1,500,000) Dollars which note shall be due and payable on September 15, 1998, shall provide for the accrual and payment of interest on the outstanding principal balance thereof at the floating rate of Wall Street Prime plus two (2%) percent per annum and such promissory note shall either: (i) be secured by such property of the Purchaser as is reasonably satisfactory to the Seller; or (ii) the Purchaser and the Seller shall enter into a mutually acceptable escrow agreement pursuant to which the Purchaser shall be required to deposit in an escrow account the sum of $100,000 per month as security for the payment of the note and the Seller shall deliver in escrow stock certificates for the shares of CAHC Stock. Upon payment by the Purchaser of $1,500,000 plus accrued interest, the escrow agent shall deliver the stock certificates representing the CAHC Stock to the Purchaser.

    1.03 Purchase Price and Payment. The purchase price of Twenty Million ($20,000,000) Dollars (the "Purchase Price") to be paid by the Purchaser to the Seller for the Stock shall be paid as follows: (i) by the Purchaser's satisfaction or its confirmation on or

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before the Closing Date (as hereinafter defined) of its obligation to pay the then outstanding principal balance of equipment debt (the "Equipment Debt") of the Corporation, identified on Schedule 1.03 hereto, which as of the date hereof is Seven Million Fifty Six Thousand Two Hundred Ninety Two Dollars and 46/00 ($7,056,292.46) Dollars; (ii) by the issuance to the Purchaser of $6,000,000 of the Purchaser's Series A and Series C Preferred Stock, as more fully described in Schedule 1.03(a) hereto (the "CAHC Preferred Stock"); and
(iii) the balance in immediately available funds at the Closing by wire transfer to a bank account which shall have been designated by the Seller in writing not less than seven days prior to the Closing Date; provided, however, that if as of the Closing Date the sum of: (i) the outstanding principal balance of the Equipment Debt; (ii) $6,000,000 of CAHC Preferred Stock; and (iii) $7,000,000 in cash, exceeds the Purchase Price, the face amount of the CAHC Preferred Stock shall be reduced so that the sum of (i),
(ii) and (iii) shall equal Twenty  Million ($20,000,000) Dollars.

    1.04 The Closing. Upon the terms and subject to the conditions contained in this Agreement, the transfer of the Stock by the Seller to the Purchaser and the payment by the Purchaser of the Purchase Price (the "Closing") shall take place no later than September 30, 1997, at 10:00 a.m. at the offices of Okin, Hollander & DeLuca, L.L.P., One Parker Plaza, Fort Lee, New Jersey, or at such other date, time or place as the parties shall mutually agree in writing (the "Closing Date"). No party hereto may declare time of the essence in connection with the Closing except on prior

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written notice to the other party delivered at least ten days before the requested Closing Date.

    1.05 Certain Definitions. For purposes of this Agreement, "Material Adverse Effect" shall mean any circumstance or event which has a material adverse effect upon the business, operations, affairs, properties, assets, condition (financial or otherwise), or results of operation of the Corporation, taken as a whole; provided, however, that Material Adverse Effect shall not include any cost, loss, damage or liability which, when aggregated with all other such costs, losses, damages or liabilities, would be less than $330,000.

                                     ARTICLE TWO

                        REPRESENTATIONS AND WARRANTIES OF THE

                                 SELLER AS TO HIMSELF


    The Seller hereby represents and warrants to the Purchaser as follows:

    2.01 Ownership of Stock; Title.   The authorized capital stock of the
Corporation consists of 1,000 shares of common stock, no par value of which the Seller is the owner of record and beneficially of 100 shares, including, without limitation, the Stock. No other shares of capital stock of the Corporation are issued and outstanding except as set forth on Schedule 2.01 hereto. The Stock is owned by the Seller free and clear of any claim, levy, charge, pledge, hypothecation, trust, security interest, proxy, voting arrangement, conditional sale or title retention contract, or other encumbrance or restriction of any kind, including restrictions affecting voting rights, transferability or incidents of record or

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beneficial ownership (each of the foregoing being hereinafter individually referred to as a "Lien" and collectively, the "Liens"). The consummation of the sale of the Stock hereunder will convey to the Purchaser good, valid and marketable title to the Stock free and clear of all Liens. Except as set forth on Schedule 2.01 hereto, there are no voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of the Stock to which the Seller is a party or is bound. Except for this Agreement, there are no outstanding warrants, options, rights or agreements of any kind to acquire the Stock, or any portion of the Stock, from the Seller. All of the Stock is duly authorized, validly issued and fully paid and non-assessable.

    2.02 Authority.     The Seller has full power, legal right and authority
to execute and deliver this Agreement, to sell the Stock in accordance with the terms and subject to the conditions of this Agreement, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action and no other proceedings on the part of the Seller are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by the Seller and, assuming this Agreement has been duly authorized, executed and delivered by the Purchaser, constitutes a valid and binding agreement of the Seller enforceable against the Seller in

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accordance with its terms. To the best of the Seller's knowledge: (i) except for the filing of any notice subsequent to the Closing that may be required under applicable federal and/or state securities laws (which, if required, shall be filed on a timely basis as may be so required) or as set forth on
Schedule 2.02 hereto, no consent, approval or authorization of, or declaration to, or filing with, any public body or governmental authority, domestic or foreign, is required for the valid authorization, execution, delivery and performance by the Seller of this Agreement or for the consummation by the Seller of the transactions contemplated by this Agreement; provided however, that no representation is made by the Seller with respect to any filing, permit, authorization, consent or approval, required by reason of the legal or regulatory status of the Purchaser or by reason of facts specifically pertaining to the Purchaser. Except as set forth on Schedule 2.02 hereto, the execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby will not: (i) result in a breach of, or constitute a default (with or without notice or lapse of time, or both) under, any provision of (a) any debt instrument, indenture, mortgage agreement or other instrument or arrangement to which the Seller is a party or by which it is bound, except for violations, breaches or defaults, which in the aggregate, would not have a Material Adverse Effect; or (b) any judgment, order or decree by which the Seller is bound or affected; or (ii) result in the imposition of any Lien on the Stock.

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    2.03 Acquisition for Investment. The Seller is acquiring the CAHC Stock and the CAHC Preferred Stock for his own account for investment purposes only and not with a view to the distribution thereof so as to cause a violation of the Securities Act of 1933, as amended (the "Act"), or any rules or regulations promulgated thereunder, and agrees that he will not sell, transfer, distribute or otherwise dispose of any such stock except pursuant to an effective registration statement under the Act or under an exemption from the registration requirements of the Act. The Seller understands and acknowledges that the CAHC Stock and the CAHC Preferred Stock have not been registered under the Act. The Seller (a) has such knowledge, sophistication and experience in business and financial matters that he is capable of evaluating the merits and risks of the transactions hereunder and (b) can bear the economic risk of his investment in the CAHC Stock and the CAHC Preferred Stock and can afford a complete loss of such investment.

    2.04 Survival of Representations and Warranties. The representations of the Seller contained in this Article II shall be complete, correct and true as of the date hereof and as of the date of Closing. Purchaser has entered into this Agreement based upon its own investigation, evaluations and forecasts and is not relying upon any representation or inducement which was or may have been made or implied by Seller or anyone acting on his behalf, except as expressly set forth in this Agreement. Of the Article II representations and warranties, only the representations and warranties contained in Section 2.03 shall survive the execution

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and delivery of this Agreement and the Closing Date; provided, however, that any claim by the Purchaser with respect to any breach of any such representation or warranty must be asserted on or before the first anniversary of the Closing Date or shall be deemed waived.

                             ARTICLE THREE

                    REPRESENTATIONS AND WARRANTIES OF

                     THE SELLER AS TO THE CORPORATION


    The Seller represents and warrants to the Purchaser as follows:

    3.01 Organization. (a) The Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey and has all requisite power and authority to own, lease and operate its properties and to carry on the business conducted by it as now conducted.

         (b) The Corporation is duly qualified or licensed and in good standing to do business as a foreign corporation in all such jurisdictions, if any, set forth on Schedule 3.01 (b)(i), in which the conduct of its business or its ownership, leasing or operation of property requires such qualification, except for those jurisdictions in which failure to so qualify would not have a Material Adverse Effect. Complete and correct copies of the Certificate of Incorporation and By-laws of the Corporation as in effect on the date hereof, in the form attached hereto as Schedules 3.01 (b) (ii) and
(iii) respectively, have been made available or delivered to the Purchaser prior to the date of this Agreement.

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    3.02 Subsidiaries. Except as set forth on Schedule 3.02 hereto, the
Corporation has no subsidiaries, nor does it own any capital stock or other proprietary (equity) interest, directly or indirectly, in any corporation, association, trust, partnership, joint venture or other entity.

    3.03 Capitalization. (a) The capitalization of the Corporation consists of 1,000 authorized shares of common stock, no par value, of which 200 shares are issued and outstanding and held by the Seller and the shareholders identified on Schedule 2.01 hereto. All of such shares are duly authorized, validly issued and outstanding, and are fully paid and non-assessable and free of preemptive rights.

         (b) The Stock represents fifty (50%) percent of the issued and outstanding capital stock and equity interests in the Corporation and together with the shares of issued and outstanding common stock described on
Schedule 2.01 hereto, constitutes one hundred (100%) percent of the issued and outstanding capital stock and equity interests in the Corporation.
Except for this Agreement, there are no outstanding warrants, options, rights or agreements of any kind to acquire the Stock or any portion of the Stock. All of the outstanding shares were issued by the Corporation in compliance with all applicable securities laws. Except as set forth on Schedule 3.03 hereto, there are no voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of the Stock to which the Corporation is a party. All of the Stock is

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duly authorized, validly issued and fully paid and non-assessable.

    3.04.  Affiliate Transactions.   Schedule 3.04 sets forth a correct and
complete list of all material arrangements, contracts, understandings, agreements or transactions (whether written or oral) in existence between the Corporation on the one hand, and the Seller or any affiliate of the Seller or any business or entity in which the Seller or any affiliate of the Seller has any direct or indirect controlling interest, that are in effect on the date hereof and do not pertain to Excluded Assets (as hereinafter defined). "Affiliate" shall mean any person or entity that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with another person or entity.

    3.05  Consents and Approvals; No Violations.  Except as set forth on
Schedule 3.05 hereto, the execution, delivery and performance by the Corporation of this Agreement and the consummation of the transactions contemplated hereby will not: (a) conflict with or result in a breach of any provision of the Certificate of Incorporation or By-Laws of the Corporation;
(b) result in a breach of, or constitute a default (with or without notice or lapse of time, or both) under, or require any consent under, any of the terms, conditions or provisions of any indenture, license, contract, agreement or other instrument or obligation to which the Corporation is a party or by which it or any of its properties or assets are bound, including, without limitation, the New York Contract, except for violations, breaches or defaults

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which in the aggregate would not have a Material Adverse Effect; or (c) to the best of the Seller's knowledge, after due investigation, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Corporation, except for violations of statutes, rules or regulations which in the aggregate would not have a Material Adverse Effect.

    3.06 No Brokers. Except with respect to fees payable by the Corporation to Quirk Carson Peppet Inc., neither the Seller nor the Corporation or any of its officers, directors, employees, or shareholders has employed any broker or finder, nor incurred any liability for any investment banking fees, brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement.

    3.07 Employee Benefit Plans; ERISA.

      (a) Schedule 3.07(a) hereto contains a true and complete list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement in effect on the Closing Date, and each other employee benefit plan, program, agreement or arrangement in effect on the Closing Date, sponsored, maintained or contributed to or required to be contributed to by the Corporation or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Corporation would be deemed a "single employer" within the meaning

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of Section 4001(b) (1) of the Employee Retirement Income Security Act of
1974, as amended, and the rules and regulations promulgated thereunder ("ERISA"), for the benefit of any employee or former employee of the Corporation or any ERISA Affiliate, whether formal or informal and whether legally binding or not, or with respect to which the Corporation could have any liability (the "Employee Benefit Plans"). Schedule 3.07(a) identifies each of the Employee Benefit Plans that is an "employee welfare benefit plan," or "employee pension benefit plan" as such terms are defined in Sections 3(1) and 3(2) of ERISA (such plans being hereinafter referred to collectively as the "ERISA Plans").

         (b) With respect to each of the Employee Benefit Plans, the Seller has heretofore delivered to the Purchaser true and complete copies of each of the following documents: (i) a copy of the Employee Benefit Plan (including all amendments thereto) and any other material documents governing the Employee Benefit Plan; (ii) a copy of the annual report, if required under ERISA, with respect to each such Employee Benefit Plan for the last three years; (iii) a copy of the actuarial report, if required under ERISA, with respect to each such Employee Benefit Plan for the last three years; (iv) the most recent determination letter or opinion letter received from the Internal Revenue Service with respect to each Employee Benefit Plan that is intended to be qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"), and each trust intended to be exempt from taxation within Section 501(c)(9) of the Code; and (v) a copy of all the summary

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plan descriptions and any summary of material modifications with respect to each Employee Benefit Plan. To the best of the Seller's knowledge, each financial or other report delivered to the Purchaser pursuant hereto is complete and accurate in all material respects and except as set forth on
Schedule 3.07 (b),the Seller has received no notice that there have been any material adverse changes in the financial or other status of any Employee Benefit Plan since the date of the most recent annual report provided with respect thereto.

         (c) No material liability under Title IV of ERISA has been incurred by the Corporation or, to the Seller's knowledge, any ERISA Affiliate, since the effective date of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to the Corporation or, to the Seller's knowledge, an ERISA Affiliate, of incurring a material liability under such Title, other than liability for premiums due the Pension Benefit Guaranty Corporation ("PBGC"), which payments have been or will be made when due. Neither the Corporation, nor to the Seller's knowledge, any ERISA Affiliate, any of the ERISA Plans, any trust created thereunder nor any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which the Corporation, any ERISA Affiliate, any of the ERISA Plans, any such trust, any trustee or administrator thereof, or any party dealing with the ERISA Plans or any such trust could be subject to either individually or in the aggregate, material liability or a civil penalty assessed pursuant to Section

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409, 502(l) or 502(i) of ERISA or a material tax imposed pursuant to any of
Section 4975 through 4980B of the Code. To the best of the Seller's knowledge, each of the Employee Benefit Plans has been operated and administered in all material respects in accordance with applicable laws, including but not limited to ERISA and the Code and each of the ERISA Plans that is intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified.

         (d)  To the best of the Seller's knowledge, except as set forth on
Schedule 3.07(a), no plans, agreements, understandings or arrangements exist that could result in the payment to any employee of the Corporation or any ERISA Affiliate of any money or other property rights or accelerate or provide any other rights or benefits to any such employee as a result of (i) the transactions contemplated by this Agreement (whether or not such payment, acceleration, or provision would constitute a "parachute payment", within the meaning of Section 280G of the Code, or whether or not some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered) or (ii) the severance, termination or resignation of any such employee.

    (e) Except as set forth on Schedule 3.07 (a) and except with respect to "multiemployer plans" within the meaning of Section 3(37) of ERISA and with respect to such plans, to the best of the Seller's knowledge, full payment has been made of all amounts which the Corporation and any ERISA Affiliate is required, under applicable law or under any Employee Benefit Plan or any agreement related to any Employee Benefit Plan to which the Corporation or

                                       17

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any ERISA Affiliate is a party, to have paid as contributions thereto as of the last day of the most recent fiscal year of each Employee Benefit Plan ended prior to the date hereof. Except with respect to multiemployer plans, and with respect to such plans, to the best of the Seller's knowledge, the Corporation and each ERISA Affiliate has made adequate provision for reserves in accordance with generally accepted accounting principles consistently applied ("GAAP"), to meet contributions that have not been made because they are not yet due under the terms of any Employee Benefit Plan or related agreements. Benefits under all Employee Benefit Plans are as represented and have not been increased subsequent to the date as of which documents with respect thereto have been provided to the Purchaser.

    (f) There is no action, claim or demand of any kind (other than routine claims for benefits) that has been brought or threatened against any Employee Benefit Plan or the assets thereof, other than with respect to multiemployer plans, and as to such plans, the Seller represents that he has not received any notice of any such action, claim or demand of any kind, against any fiduciary of such Employee Benefit Plan, or against the Corporation or any ERISA Affiliate with respect to any Employee Benefit Plan, and neither the Corporation nor the Seller has received any notice of any investigation or administrative review that could result in the imposition on the Corporation or any ERISA Affiliate of any penalty or assessment in connection with any Employee Benefit Plan.

    (g) Except as identified on Schedule 3.07 (a), the Corporation

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does not maintain or participate in, nor is it obligated to contribute to, any "multiemployer plan" within the meaning of Section 3(37) of ERISA. To the best of the Seller's knowledge, as of the Closing Date, no withdrawal liability would be assessed against the Corporation in the event of a withdrawal from any listed multiemployer plan. The Corporation has not been notified by the sponsor or administrator of any listed multiemployer plan that such plan is insolvent, is in reorganization or has been terminated within the meaning of Title IV of ERISA. To the best of the Seller's knowledge, all contributions to any listed multiemployer plan that were required to be made by the Corporation have been made as of the Closing Date.

    (h) Except as set forth in Schedule 3.07(a), no Employee Benefit Plan, other than multiemployer plans, provides any health, life or other welfare coverage to employees of the Corporation or any ERISA Affiliate beyond termination of their employment with the Corporation or any ERISA Affiliate by reason of retirement or otherwise, other than coverage as may be required under Section 4980B of the Code or part 6 of ERISA or under the continuation provisions of the laws of any state or locality.

    (i) The Corporation has filed or caused to be filed on a timely basis, all returns, material reports, statements, notices, declarations, and other documents required by any federal, state, local or foreign governmental agency (including without limitation, the Internal Revenue Service, the Department of Labor, the Pension Benefit Guaranty Corporation and the Securities and Exchange

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Commission) with respect to each Employee Benefit Plan sponsored or maintained by the Corporation or with respect to which the Corporation or any ERISA Affiliate has any filing obligation, except with respect to multiemployer plans, and as to such plans, neither the Corporation nor the Seller has received notice that it has not filed or caused to be filed on a timely basis, any such material returns, reports, statements, notices, declarations and other documents. The Corporation has delivered to or caused to be delivered to every participant, beneficiary and every other party entitled to such material, all material plan descriptions, returns, reports, schedules, notices, statements and similar materials, including without limitation, summary plan descriptions and reports as are required under Title I of ERISA or the Code.

    (j) Prior to the Closing Date, the Corporation shall take all action necessary to have the Corporation cease to be a sponsor or participating employer as of the Closing Date with respect to all of the Employee Benefit Plans, other than those expressly identified on Schedule 3.07(a) which plans are intended to continue to cover employees of the Corporation after the Closing Date. The Corporation has not made any commitment regarding the continuation of any Employee Benefit Plan, other than multiemployer plans, after the Closing Date and the Purchaser may, without penalty, amend, cancel, terminate or otherwise modify in any and all respects, on or after the Closing Date, any Employee Benefit Plan, other than a multiemployer plan, that it continues after the Closing Date for the benefit of its employees.

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    3.08 Labor Relations; Employees.  Except as set forth on Schedule 3.08: (i)
there is no labor strike, slowdown, lockout, work stoppage, arbitration, lawsuit or administrative proceeding relating to labor or employment matters, or other labor dispute pending against the Corporation (collectively, "Labor Disputes") except such Labor Disputes which in the aggregate would not have a Material Adverse Effect; (ii) there is no unfair labor practice charge or other proceeding involving the Corporation pending before the National Labor Relations Board or any similar state or foreign agency; (iii) there are no collective bargaining agreements with any union to which the Corporation is a party; (iv) there are no written personnel policies, rules or procedures applicable to employees of the Corporation; and (v) the Seller has not received any written notice that the Corporation is not in compliance, in all material respects, with all applicable laws, regulations and orders relating to the employment of labor, including all such laws, regulations and orders relating to wages and hours, labor relations, civil rights, safety and health, and workers' compensation.

    3.09 Litigation. Except as set forth on Schedule 3.09 hereto, there is no action, suit, proceeding, claim, arbitration or investigation (each of the forgoing being hereinafter referred to as an "Action" and collectively, the "Actions") pending or, to the best of the Seller's knowledge after due investigation, threatened, against the Corporation, its activities, properties or assets which, if adversely determined, would in the aggregate have a

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Material Adverse Effect.  Except as set forth on Schedule 3.09 hereto, the
Corporation is not a party to or, to the best of the Seller's knowledge after due investigation, is not subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality and there is no Action by the Corporation currently pending or, to the best of the Seller's knowledge, which the Corporation intends to initiate.

    3.10 Title to Assets. (a) All real property owned or leased by the Corporation (respectively, the "Fee Properties" and the "Leased Properties", and collectively, the "Real Property") is correctly identified on Schedule 3.10(a) hereto. Except as set forth on Schedule 3.10(a), the Seller has not created or permitted to exist any Lien on the Real Property, and, to the best of the Seller's knowledge, there are no Liens on the Real Property except for Permitted Encumbrances (as defined below). Except as set forth on Schedule 3.10(a), the Corporation has (i) good, valid and marketable title to the Fee Properties, (ii) a valid leasehold interest in the Leased Properties, and (iii) good and valid title or a valid leasehold interest in (hereinafter, a "Capital Lease"), as the case may be, to any and all Equipment (as defined below) except for Permitted Encumbrances.

    (b) Schedule 3.10(b) sets forth a correct and complete list of all equipment, material to the conduct of the business of the Corporation, including without limitation, machinery, computers, office furniture, motor vehicles, leasehold improvements and fixtures, owned by the Corporation (each and all of the foregoing items being herein referred to as "Equipment"), other than those certain assets identified on Schedule 3.10(c) hereto and Excess Cash and Excess Working Capital, as such terms are defined in Schedule 3.10(c) (collectively, the "Excluded Assets") being retained by the Seller. The Purchaser has had the opportunity to examine the Equipment and understands that it is being transferred "as is" as of the Closing Date. "Permitted Encumbrances" shall mean Liens which (i) are reflected on the books and records of the Corporation, (ii) relate to taxes, assessments or governmental charges or levies not yet due or being contested in good faith by appropriate proceedings, (iii) are imposed by law, such as landlord's, carriers', warehousemen's and mechanics' liens, with respect to which the underlying obligations are not delinquent, (iv) identified on Schedule 3.10 (c) hereto, or (v) easements, rights-of way, restrictions and other similar encumbrances incurred in the ordinary course of business, do not materially detract from the value or materially interfere with the present use of any such property and do not secure obligations for borrowed money or the deferred portions of the purchase price of acquired property other than as reflected on the books and records of the Corporation.

    3.11 Financial Statements. The Seller has previously delivered to the Purchaser a complete copy of the audited balance sheets of the Corporation as of December 31, 1994, December 31, 1995 and December 31, 1996, and the related statements of operations and statements of cash flows for each fiscal year then ended (together with the related notes and the related schedules thereto, the

"Audited Balance Sheet"). The Seller will deliver to the Purchaser on or before the Closing Date, the unaudited balance sheet of the Corporation as of June 30, 1997 (the "Interim Balance Sheet").

         To the best of the Seller's knowledge, the Audited Balance Sheet (i) is true, correct and complete, (ii) is in accordance with the books and records of the Corporation, (iii) fairly presents the financial condition of the Corporation, taken as a whole, as of the dates indicated and the results of operations and cash flows of the Corporation, taken as a whole, for the period indicated and has been prepared in accordance with GAAP. The Interim Balance Sheet is subject to prior reserves, allowances, adjustments and provisions of any kind in the ordinary course of the Corporation's business, consistent with past practice and in conformity with GAAP, all of which such reserves, allowances, adjustments and provisions, in the aggregate, will not have a Material Adverse Effect. Since December 31, 1996, there have been no material changes in the Corporation's accounting policies.

    3.12 Absence of Undisclosed Liabilities. Except as disclosed in the Interim Balance Sheet or set forth on Schedule 3.12 hereto, as of the date of this Agreement, the Corporation has no material liability of any nature (matured or unmatured, fixed or contingent) which was not provided for therein, which individually would have a Material Adverse Effect, other than liabilities arising in the ordinary course of business since the date of the Interim Balance Sheet.

    3.13 Absence of Material Changes. Except as set forth on Schedule 3.13, or otherwise contemplated by this Agreement, since the date of the Interim Balance Sheet (subject to adjustment for the transfer of the Excluded Assets):

    (i) to the best of the Seller's knowledge, the Corporation has operated its business in the ordinary course, consistent with past practice;


    (ii) to the best of the Seller's knowledge, the Corporation has not suffered any material casualty loss to any of its properties not covered by insurance (excluding deductibles or co-payments);

    (iii) the Corporation has not declared, set aside or paid any dividends,
    stock divisions, or distributions on the Stock   (other than the transfer
    to the Seller of the Excluded Assets, as set forth below);

    (iv) the Corporation has not amended its Certificate of Incorporation or By-Laws;

    (v) whether or not in the ordinary course of business, the Corporation has not acquired, transferred or disposed of any property or assets, which in the aggregate would be deemed material, other than Excluded Assets;

    (vi) the Corporation has not incurred any indebtedness for borrowed money or issued any debt securities or assumed, guaranteed or endorsed the obligations of any other persons or mortgaged or encumbered any of its properties or assets which in the aggregate would be deemed material;

    (vii) except as otherwise contemplated by this Agreement, the Corporation has not issued or sold or acquired or redeemed any capital stock (or securities convertible into capital stock) or granted any options, warrants, calls or other rights with respect to such capital stock or convertible securities;

    (viii) the Corporation has not made any investment in any new business or other entity, other than in the ordinary course of its business;

    (ix) the Corporation has not made any acquisitions which in the aggregate would be deemed material, other than in the ordinary course of its business, consistent with past practice;

    (x) the Corporation has not made any individual capital expenditure in the amount of $100,000 or greater;

    (xi) the Corporation has not written off as uncollectible any notes or accounts receivable, other than in the ordinary course of business;

    (xii) the Corporation has not disposed of, or to the best of the Seller's knowledge, permitted to lapse, the material rights to use any patent, trademark or other Intellectual Property (as hereinafter defined), or disclosed trade secrets to a third party, except as contemplated by the Letter of Intent, the Restated Letter of Intent, or this Agreement;

    (xiii) except for any collective bargaining agreement which the Corporation has executed and delivered or may be required to execute and deliver on or before the Closing Date, the Corporation has not increased compensation to any officer or director nor has the Corporation adopted, granted, extended or increased the rate or terms of any Employee Benefit Plan;

    (xiv) except as listed on Schedule 3.13 hereto, the Corporation has not suffered any work interruptions, labor grievances or claims filed, or any similar event or condition;

    (xv) the Corporation has not materially changed or modified any accounting practice or procedure; and

    (xvi) to the best of the Seller's knowledge, the Corporation has not agreed to take any of the foregoing actions.

    3.14 Insurance;Payment, Performance and Bid Bonds.

         (a) Schedule 3.14(a) sets forth a true and complete listing in all material respects of each insurance policy (each individually, an "Insurance Policy" and collectively, the "Insurance Policies") that is maintained by the Corporation, the purpose of which is to insure against risk of loss to the Corporation. Such Insurance Policies are of the type and in the amounts as are maintained by businesses similar to that of the Corporation, and to the best of the Seller's knowledge, are adequate to insure against reasonably foreseeable risks of the business of the Corporation.

         (b) With respect to each such Insurance Policy: (i) to the best of the Seller's knowledge, except as set forth in Schedule 3.14(b) hereto, the Insurance Policy is in full force and effect on the date hereof;
(ii) the Corporation is not in material breach or default, and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default or would permit termination or modification, under the Insurance Policy; and (iii) no party to the Insurance Policy has repudiated, or given written notice to the Corporation of an intent to repudiate, any material provision thereof. The Seller has not received any notice of any threatened terminations of, or material premium increases with respect to, any Insurance Policy.

         (c) Schedule 3.14 (c) sets forth a true and complete listing in all material respects of each payment, performance and bid bond (each individually, a "Bond" and collectively, the "Bonds") that is maintained by the Corporation.

         (d) With respect to each such Bond, to the best of the Seller's knowledge, except as set forth in Schedule 3.14(d) hereto, (i) the Corporation is not in material breach or default and no event has occurred which, with notice or the lapse of time would constitute such a breach or default or would permit termination or modification under the Bond; and (ii) no party to the Bond has repudiated or given written notice to the Corporation of an intent to repudiate any material provision thereof.

         (e) The Purchaser will provide for the release and replacement of the Bonds specified on Schedule 3.14 (c) as requiring replacement, prior to the Closing Date and provide evidence of such replacement to the Seller at the Closing.

    3.15. Taxes.

    (a) All reports, returns, statements, (including estimated reports, returns, or statements), and other similar filings required to be filed on or before the Closing Date by the Corporation (the "Tax Returns") with respect to any Taxes (as defined below) have been timely filed with the appropriate governmental agencies in all jurisdictions in which such Tax Returns are required to be filed, and to the best of the Seller's knowledge after due investigation, all such Tax Returns correctly reflect the liability of the Corporation for Taxes for the periods, properties, or events covered thereby;

    (b) all Taxes payable, which if unpaid would have a Material Adverse Effect, with respect to the Tax Returns referred to in the preceding clause, and all Taxes accruable or otherwise attributable to events occurring prior to the Closing Date, which if unpaid would have a Material Adverse Effect, whether disputed or not, whether or not shown on any Tax Return, and whether or not currently due or payable, will have been paid in full prior to the Closing Date, or an adequate accrual in accordance with GAAP will be provided with respect thereto by the Corporation on its Interim Balance Sheet;

    (c) except as set forth on Schedule 3.15(c) hereto, the Corporation has no knowledge of any unassessed Tax deficiencies or of any audits or investigations pending or threatened against the Corporation with respect to any Taxes;

    (d) all Tax Returns of the Corporation for fiscal years ending on or before December 31, 1994 have been examined by the Internal Revenue Service, and any assessments with respect to such returns have been fully paid;

    (e) except as set forth on Schedule 3.15(e) hereto, there is not in effect any extension for the filing of any Tax Return and the Corporation has not extended or waived the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax;

    (f) neither the Seller nor the Corporation has received notice of any claim which has ever been made by any Tax authority in a jurisdiction in which the Corporation does not file Tax Returns that the Corporation is or may be subject to taxation by that jurisdiction;

    (g) there are no liens for Taxes upon any asset of the Corporation except for liens for current Taxes not yet due;

    (h) no issues have been raised in any examination by any Tax authority with respect to the Corporation which, by application of similar principles, reasonably could be expected to result in a proposed deficiency for any other period not so examined;

    (i) the Corporation is not a party to any Tax allocation or sharing agreement or otherwise under any obligation to indemnify any person with respect to any Taxes; and

    (j) neither the Seller nor the Corporation has received any notice that the Corporation has not timely made all deposits required by law to be made with respect to employees' withholding and other payroll, employment, or other withholding taxes, including the portions of such taxes imposed upon the Corporation.

    For purposes of this Agreement, "Taxes" means any taxes, duties, assessments, fees, levies, or similar governmental charges, together with any interest, penalties, and additions to tax, imposed by any taxing authority, wherever located (i.e., whether federal, state, local, municipal, or foreign), including, without limitation, all net income, gross income, gross receipts, net receipts, sales, use, transfer, franchise, privilege, profits, social security, disability, withholding, payroll, unemployment, employment, excise, severance, property, windfall profits, value added, ad valorem, occupation, or any other similar governmental charge or imposition.

    3.16 Intellectual Property. Schedule 3.16 hereto sets forth all material permits, licenses, patents, patent applications, trademarks, trademark applications, trade names, service marks, service mark applications, copyrights and copyright applications used by the Corporation or relating to its business (the "Intellectual Property") and to the best of the Seller's knowledge, the Corporation's right to such Intellectual Property will not cease to be valid rights by reason of the execution, delivery and performance of this Agreement. The Corporation has not received any notice of violation or infringement of any rights of others with respect to the Intellectual Property. The Seller has not received any notice that any of the Intellectual Property conflicts with, infringes upon or otherwise violates the rights of any third party.

The parties hereto agree and acknowledge that as of the date hereof, an Affiliate of the Seller is an inactive New Jersey corporation using the name "EPIC". The Seller hereby represents and warrants that upon the request of the Purchaser, at the Closing, the Seller will file an Amendment to the Certificate of Incorporation of EPIC to change its name and will cooperate with the Purchaser in changing the name of the Corporation to EPIC.

    3.17 Environmental Compliance. To the best of the Seller's knowledge: (a) Except as set forth on Schedule 3.17 hereto, the Corporation is in compliance, in all material respects, with all applicable Environmental Laws (as hereinafter defined); such compliance includes, without limitation, the holding of all permits, licenses and approvals of government authorities required under such laws and compliance with the material terms and conditions of such permits, licenses and approvals. Except as set forth on Schedule 3.17, the Corporation has not received any communication, whether from a governmental authority, citizens group, employee or otherwise, that alleges that the Corporation is not in such compliance and, to the best of the Seller's knowledge, there are no circumstances that may prevent or interfere with such compliance in the future.

         (b) Except as set forth on Schedule 3.17 hereto, the Seller has not received any notice of any pending or threatened Environmental Claim (as hereinafter defined) against the Corporation, or against any person or entity whose liability for any Environmental Claim the Corporation has or may have retained or assumed either contractually or by operation of law.

         (c) Except as set forth on Schedule 3.17 hereto, the Seller has not received any notice that there are any locations not owned or operated by the Corporation where Hazardous Substances subject to Transportation and Disposal Contracts (as hereinafter defined) to which the Corporation is a party, have been stored, treated, recycled or disposed of. The Corporation represents and warrants that during its occupancy pursuant to that certain lease (the "Lease") dated February 25, 1991, as amended, by and between Consolidated Rail Corporation and R. J. Longo Construction Co., Inc. of those certain premises known as Brill's Yard in Newark, New Jersey as more fully described in the Lease, it has not stored, treated, recycled or disposed of Hazardous Substances on such premises nor has it taken any actions or failed to take any actions, except in material compliance with all applicable Environmental Laws. For purposes of this Section 3.17, "Transportation and Disposal Contracts" means contracts pursuant to which the Corporation is obligated to both transport and dispose of Hazardous Substances.

         (d) The Seller has not received any notice of any Hazardous Substances located on, contained in or which otherwise form a part of the assets of the Corporation or properties currently owned or operated by the Corporation, except for Hazardous Substances handled in the ordinary and normal course of operating the business (all of which are handled in material compliance with all applicable Environmental Laws).

         (e) The Seller has not received any notice with respect to any order, litigation, settlement or citation concerning the existence of Hazardous Substances with respect to the Corporation or in connection with the operation of its business.

         (f) The Seller has not received any notice with respect to any environmental investigation conducted by any governmental authority with respect to the Corporation or in connection with the operation of the business nor, to the best of the Seller's knowledge, is any such investigation pending.

         (g) "Environmental Laws" means all federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), including, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Substances or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances; "Environmental Claim" means any notice by any person or entity alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) the presence, or release into the environment, of Hazardous Substances at any location, whether or not owned by the Corporation or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; "Hazardous Substances" means any substance designated pursuant to section 311(b)(2)(A) of the Federal Water Pollution Control Act (33 USCS sec. 1321(b)(2)(A); any element, compound, mixture, solution, or substance designated pursuant to section 102 of the Comprehensive Environmental
Response, Compensation and Liability Act (42 USCS sec. 9601 et. seq.); any hazardous waste having the characteristics identified or listed pursuant to section 3001 of the Solid Waste Disposal Act (42 USC sec. 6921); any toxic pollutant listed under section 307(a) of the Federal Water Pollution Control Act (33 USCS sec. 1317(a)(1); any hazardous air pollutant listed under section 112 of the Clean Air Act (42 USCS sec. 7412); and any imminently hazardous chemical substance or mixture with respect to which the Administrator of the Environmental Protection Agency has taken action pursuant to section 7 of the Toxic Substances Control Act (15 USCS sec. 2506).

    3.18 No Defaults.   The Corporation is not in default under its Certificate
of Incorporation or Bylaws, and the Seller has not received any notice that the Corporation is in default, under any material note, indenture, mortgage, lease, or any other material contract, agreement or instrument to which it is a party or by which it or any of its property is bound or affected. The Seller has not received any notice that the Corporation is in default, with respect to any order, writ, injunction, judgment or decree of any court or any federal, state, municipal or other domestic or foreign governmental department, commission, board, bureau, agency or instrumentality and to the best of the Seller's knowledge, there exists no condition, event or act which constitutes, or which after notice, lapse of time or both, would constitute, a default under any of the foregoing.

    3.19 Compliance.  To the best of the Seller's knowledge, the Corporation
(a) has complied in all material respects with all federal, state, local and foreign laws, ordinances, regulations and orders applicable to its business or the ownership of its assets; and (b) has or has applied for all material federal, state, local and foreign governmental licenses and permits necessary or required to enable it to carry on its business as now conducted and as presently proposed to be conducted.

    3.20 Disclosure. To the best of the Seller's knowledge, neither this Agreement nor any other written document, certificate, instrument or written statement furnished or made to the Purchaser by or on behalf of the Seller or the Corporation in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein not misleading.

    3.21 Survival of Representations and Warranties. The representations and warranties of the Seller and the Corporation contained in this Article III shall be complete, correct and true as of the date hereof and as of the date of the Closing. Purchaser has entered into this Agreement based upon its own investigation, evaluations and forecasts and is not relying upon any representation or inducement which was or may have been made or implied by the Seller or the Corporation or anyone acting on his or its behalf, except as expressly set forth in this Agreement. Only the representations and warranties contained in Sections 3.04, 3.05, 3.07, 3.08, 3.09, 3.10, 3.11, 3.12, 3.13, 3.15 (only with respect to income and sales taxes), 3.16, 3.17 (to the extent that the Corporation continues to maintain insurance coverage with respect to any environmental liability as required by
Section 5.11, in at least the same coverage amounts and of the same types as the Corporation maintained prior to the Closing Date), 3.18, 3.19 and 3.20 of this Agreement shall survive the execution and delivery of this Agreement and the Closing Date; provided however, that any claim by the Purchaser with respect to any breach of any such representation or warranty (except a breach of the tax representations and warranties set forth in Section 3.15 and the environmental warranties set forth in Section 3.17) must be asserted on or before the first anniversary of the Closing Date or shall be deemed waived and any breach of any representation or warranty set forth in (a) Section
3.15 with respect to income and sales taxes must be asserted within ninety
(90) days after the applicable statute of limitations has expired and (b) in
Section 3.17 with respect to environmental compliance must be asserted within two years of the Closing Date.

                                     ARTICLE FOUR

                   REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

    The Purchaser represents and warrants to the Seller as follows:

    4.01 Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey.

    4.02 Authorization. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all requisite corporate action by the Purchaser and no other proceedings on the part of the Purchaser are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by the Purchaser and assuming this Agreement has been duly authorized, executed and delivered by the Seller, constitutes a valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms. Except as set forth on Schedule 4.02 hereto, the execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby will not: result in a material breach of, or constitute a default (with or without notice or lapse of time, or both) under, any provision of (a) any debt instrument, indenture, mortgage agreement or other instrument or arrangement to which the Purchaser is a party or by which it is bound, except for violations, breaches or defaults, which in the aggregate would not have a Material Adverse Effect; or
(b) any judgment, order or decree by which the Purchaser is bound or affected.

    4.03 Capitalization.     The Purchaser's authorized capital stock
consists of 50,000,000 shares of common stock, no par value, and 25,000,000 shares of preferred stock, no par value, divided into Series A and Series B Preferred Stock, of which not less than 15,000,000 shares of common stock are now issued and outstanding and no shares of preferred stock are issued and outstanding except as set forth on Schedule 4.03 hereto. The CAHC Stock and the CAHC Preferred Stock are free and clear of any Liens and the conveyance of any CAHC Stock or CAHC Preferred Stock to the Seller in accordance with this Agreement will convey good and marketable title, free and clear of all Liens. Except as set forth on Schedule 4.03 hereto, there are no voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of the CAHC Stock or the CAHC Preferred Stock to which the Purchaser is a party. Except for this Agreement or as set forth on Schedule 4.03 hereto, there are no outstanding warrants, options, rights or agreements of any kind to acquire the CAHC Stock or the CAHC Preferred Stock or any portion of the CAHC Stock or the Preferred Stock. All of the CAHC Stock and the CAHC Preferred Stock is fully paid and non-assessable.

    4.04 No Brokers.    Except with respect to fees payable by the Purchaser
to Quirk Carson Peppet Inc., neither the Purchaser nor any of its officers, directors, employees or shareholders has employed any investment banker, broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement.

    4.05 Consents or Approvals; No Violations.  To the best of the

Purchaser's knowledge: (i) except for the filing of any notice during the period subsequent to the date of this Agreement but before the Closing Date, or from and after the Closing Date, that may be required under applicable federal and/or state securities laws (which, if required, shall be filed on a timely basis as may be required) or as set forth on Schedule 4.05 hereto, no consent, approval or authorization of, or declaration to, or filing with, any public body or governmental authority, domestic or foreign, is required for the valid authorization, execution, delivery and performance by the Purchaser of this Agreement or for the consummation by the Purchaser of the transactions contemplated by this Agreement; provided, however; that no representation is made by the Purchaser with respect to any filing, permit, authorization, consent or approval, required by reason of the legal or regulatory status of the Seller or the Corporation or by reason of facts specifically pertaining to either of them.

    4.06 Disclosure.    Neither this Agreement nor any other written
document, certificate, instrument or written statement furnished or made to the Seller or the Corporation by or on behalf of the Purchaser in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein not misleading. The Purchaser hereby represents and warrants that it has consulted with its legal counsel and has determined that upon the execution of this Agreement by all parties hereto, it is required to disclose to the public, the Securities and Exchange Commission and any applicable state securities regulatory authority, as part of its ongoing disclosure obligations as a public company, the fact that the Purchaser has entered into this Agreement. Consistent with that obligation, the Purchaser has drafted a press release, attached hereto as Schedule 4.06 which meets the requirements of such disclosure obligation and hereby represents and warrants that it will not disseminate such press release to the public until the Seller has reviewed and approved it; provided, however, that such review and approval will not unreasonably delay the dissemination of such press release nor will it cause the Purchaser to violate its disclosure obligation as a public company.

    4.07 Acquisition for Investment.   The Purchaser is acquiring the Stock
for its own account for investment and not with a view to the distribution thereof so as to cause a violation of the Act, or any rules or regulations promulgated thereunder, and agrees that it will not sell, transfer, distribute or otherwise dispose of any such Stock except pursuant to an effective registration statement under the Act or under an exemption from the registration requirements of the Act. The Purchaser understands and acknowledges that the Stock has not been registered under the Act.

    4.08 Survival of Representations and Warranties. The representations and warranties of the Purchaser contained in this Article IV shall be complete, correct and true as of the date hereof and/or the date of the Closing. The Seller has entered into this Agreement based upon its own investigation, evaluations and forecasts and is not relying upon any representation or inducement which was or may have been made or implied by the Purchaser or anyone acting on its behalf, except as expressly set forth in this Agreement. The representations and warranties of the Purchaser shall survive the execution and delivery of this Agreement and the Closing Date; provided however, that any claim by the Seller or the Corporation with respect to any breach of any such representation must be asserted on or before the first anniversary of the Closing Date or shall be deemed waived.


                                     ARTICLE FIVE

                               COVENANTS OF THE PARTIES

    5.01 Conduct of Business by the Corporation. From the date of this Agreement until the Closing Date, the Seller will cause the Corporation to conduct its business in the ordinary course consistent with past practice, will maintain its properties and perform all agreements to which it is a party consistent with past practice and will not incur any obligations for borrowed money in any one case exceeding $100,000.

    5.02 Corporate Existence.     The Corporation will maintain its corporate
existence in good standing and comply in all material respects with all applicable laws and regulations of the United States, of any state or states thereof, any political subdivision thereof and of any governmental authority.

    5.03 Exclusivity. From the date hereof until September 30, 1997 or the earlier termination of this Agreement (the "Standstill Period"), neither the Seller nor any employee of the Corporation will solicit or negotiate in any way any offer from any other person or entity to purchase all or any part of the Stock or any material assets of the Corporation, other than sales of assets in the ordinary course of business. During the Standstill Period, the Seller will deal exclusively with the Purchaser with respect to the sale of the Stock and shall not enter into any written or oral agreement or understanding with respect to acquisition of the Stock or the Corporation.

    5.04 Confidentiality. Except as required by law or as the parties otherwise agree in writing, this Agreement will be kept strictly confidential, and neither the Purchaser nor the Seller nor any person on behalf of the Purchaser or the Seller shall disclose either the Purchaser's or the Seller's interest in this Agreement, or any of the terms and conditions thereof.

    5.05 Purchaser Due Diligence. Prior to the date of this Agreement, the Seller has made available to the Purchaser, copies of such documents and financial statements as shall be reasonably required by the Purchaser in connection with its execution of this Agreement. All information and documentation delivered to the Purchaser or its representatives shall be kept confidential by the Purchaser as required by this Agreement and may be disclosed by the Purchaser only to its legal, investment banking or accounting representatives for the sole purpose of its consideration of the transactions contemplated herein. Any legal, investment banking, accounting or other representatives to whom information is disclosed will be required to execute a confidentiality agreement, in the form of Schedule 5.05 hereto, before such information is disclosed to the Purchaser or any of its representatives.

    5.06 Seller Due Diligence.    Any and all transactions hereunder and the
effectiveness of this Agreement, is contingent upon and subject to the review and approval by the Seller and his representatives of the securities representing the CAHC Preferred Stock and the documents authorizing and relating to the issuance of the CAHC Preferred Stock, which securities shall be in material compliance with all the terms and conditions with respect to the CAHC Preferred Stock contained in the Restated Letter of Intent. Purchaser shall promptly provide to Seller draft copies of all of the documents representing or in any way relating to the CAHC Preferred Stock, together with draft copies of all of the documents representing or in any way relating to the CAHC Preferred Stock to be acquired by Wafra Investment Advisory Group, Inc. ("Wafra") pursuant to that certain agreement by and between the Purchaser and Wafra dated August 15, 1997 (collectively, the "Transactional Documents") and Wafra's comments on its Transactional Documents. The Transactional Documents to be executed by the Seller shall be identical in all respects to the Transactional Documents to be executed by Wafra, except with respect to representation on the Board of Directors of the Purchaser and the number of shares to be purchased, as provided in the Restated Letter of Intent. Upon receipt of the Transactional Documents and Wafra's comments on its Transactional Documents, the Seller shall have a period of five (5) business days to provide the Purchaser with his comments on the

Transactional Documents to be signed by him and advise it as to whether or not the Transactional Documents are acceptable to him in his sole and absolute discretion. If the Purchaser fails or refuses to make the changes to the Transactional Documents requested by the Seller and such changes are in material compliance with the terms and conditions relating to the CAHC Preferred Stock contained in the Restated Letter of Intent, such failure or refusal to make changes shall be deemed a failure or refusal by Purchaser to proceed to Closing and Seller shall be entitled to liquidated damages as provided in Section 1.03(d) hereto. Prior to the Closing, the Purchaser will at all reasonable times, permit full review and investigation by the Seller and his representatives, accountants, lawyers, appraisers and other advisors, of such documents as Seller shall reasonably require to satisfy himself that the CAHC Preferred Stock is in material compliance with all the terms and conditions of the Restated Letter of Intent and is at least as advantageous to the Seller as the CAHC Preferred Stock which will be delivered to Wafra is to Wafra. The Purchaser shall furnish to the Seller and his representatives access to its officers and employees and such information applicable to the Purchaser, its facilities or business as the Seller shall reasonably request and copies of such documents and other materials as the Seller shall reasonably request, and shall afford such access as the Seller and his representatives may reasonably require for the purposes of such investigation.

    5.07 Rights and Franchises.   The Corporation will keep in
full force and effect all Intellectual Property rights and all franchises, rights and licenses, with respect to the foregoing or otherwise, now held by it and that are useful or valuable to the business of the Corporation.

    5.08 Reasonable Best Efforts. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to fulfill the conditions to the parties' obligations hereunder and to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, making all required filings and applications and complying with or responding to any requests by governmental agencies and obtaining all consents, approvals, orders, waivers, licenses, permits and authorizations required in connection with the transactions contemplated hereby. If at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, the parties hereto shall take or cause to be taken all such necessary action, including, without limitation, the execution and delivery of such further instruments and documents as may be reasonably requested by the other party for such purposes or otherwise to consummate and make effective the transactions contemplated hereby.

    5.09 Public Announcements. The Seller and the Purchaser will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement without the prior approval of the Purchaser or Seller, as the case may be, except as may be required by law.

    5.10 Additional Consideration. The Seller and the Purchaser have negotiated, executed and delivered an agreement (the "Earn Out Agreement", in the form set forth as Schedule 5.10 hereto, pursuant to which the Seller will be entitled to receive, as additional consideration, certain monies earned by the Corporation in connection with contracts entered into by the Corporation, or its Affiliates, successors or assigns, as more specifically provided therein. The Earn Out Agreement will be held in escrow by the Escrow Agent in accordance with an escrow agreement until the Closing.

    5.11 Employment Agreements. The Purchaser has negotiated, executed and delivered, employment agreements (each individually, an "Employment Agreement" and collectively, the "Employment Agreements") with Robert J. Longo, Jay Waxenbaum and Kevin Walsh, current officers of the Corporation, on terms and conditions and for an employment period satisfactory to the parties thereto. All Employment Agreements shall be held in escrow by the Escrow Agent in accordance with an escrow agreement.

    5.12 Insurance. The Purchaser covenants to maintain from and after the date of the Closing, insurance with insurers reasonably satisfactory to the Seller, in amounts and with the type of protection comparable to the Insurance Policies currently maintained by the Corporation, naming the Seller, the Corporation and the Corporation's current officers, directors and shareholders additional insureds, to protect against hazard, environmental and general liability claims. In the event that the Purchaser fails to maintain such coverage and a claim is made against the Corporation, the Seller or any of the Corporation's former officers, directors or shareholders, which claim would otherwise have been covered by insurance, the Purchaser agrees to indemnify and hold harmless any such person in connection with such claim.

    5.13 Breaches. If any party is aware prior to Closing, that another party has breached any provisions of this Agreement, the non-breaching party shall give prompt written notice of such breach and an opportunity to cure such breach to the breaching party, or such breach shall be deemed waived. If the Purchaser is aware of a breach by the Seller or the Corporation prior to the Closing, but nevertheless proceeds to Closing, such breach is deemed waived.

    5.14 Release from Bonds. On or before the Closing Date, the Purchaser will arrange for the Seller to be released from all indemnity agreements, personal guarantees, performance payments or bid bonds relating to the Corporation listed on Schedule 5.14 hereto.

    5.15 Tax Matters. (a)The Seller and the Purchaser will, to the extent permitted by applicable law, elect with the relevant taxing authority to close the taxable period of the Corporation on the Closing Date. In any case where applicable law does not permit a corporation to close its taxable year on the Closing Date, then the obligation to pay Taxes, if any, attributable to the taxable period of the Corporation beginning before and ending after the Closing Date shall be allocated (i) to the Seller for the period up to and including the Closing Date, and (ii) to the Purchaser for the period subsequent to the Closing Date. For purposes of this Section 5.15, Taxes for the period up to and including the Closing Date and for the period subsequent to the Closing Date shall be determined on the basis of an interim closing of the books of the Corporation as of the Closing Date, or to the extent not susceptible to such allocation, by apportionment on the basis of elapsed days.

    (b) The Seller shall be responsible for preparing and filing or causing to be filed all Tax Returns required to be filed by or on behalf of the Corporation and/or its operations and assets with respect to periods ending on or before the Closing Date (taking into account applicable extensions) and the Seller shall pay or cause to be paid any Taxes shown to be due thereon (except to the extent properly accrued for on the Corporation's Interim Balance Sheet). The Seller shall prepare all such Tax Returns in a manner consistent with past practices and shall provide copies of such Tax Returns to the Purchaser for the Purchaser's review and comment at least twenty (20) business days prior to filing. The Purchaser shall be responsible for preparing and filing or causing to be filed all Tax Returns required to be filed by or on behalf of the Corporation and/or its operations and assets with respect to periods which include any day after the Closing Date (taking into account applicable extensions) and shall pay or cause to be paid any Taxes shown to be due thereon subject to the amount of any Taxes that are the responsibility of the Seller pursuant to this Section 5.15(b).

    (c) With respect to any Tax Return of the Corporation required to be filed by the Purchaser for a taxable period of the Corporation beginning before and ending on or after the Closing Date, the Purchaser shall provide the Seller with a statement setting forth the amount of Tax shown on such Tax Return for which the Seller is responsible pursuant to Section 5.15(b) (the "Statement") at least twenty (20) business days prior to the due date for filing of such Tax Return (including extensions). Not later than five (5) business days before the due date for payment of Taxes with respect to such Tax Return, the Seller shall pay to the Purchaser an amount equal to the Taxes shown on the Statement as being the responsibility of the Seller pursuant to Section 5.15(b) hereof; provided, however, that if the Purchaser and the Seller disagree with respect to any item on any such Tax Return, such disagreement shall be conclusively resolved by an independent accounting firm agreed upon by the Seller and the Purchaser or designated in accordance with the Commercial Rules of the American Arbitration Association, with the cost of such firm to be paid one-half by the Purchaser and one-half by the Seller.
 No payment pursuant to this Section 5.15(c) shall excuse the Seller from his indemnification obligations pursuant to Article VIII hereof should the amount of Taxes as ultimately determined (on audit or otherwise), for the periods covered by such Tax Returns and which are the responsibility of the Seller, exceed the amount of the Seller's payment under this Section 5.15(c).

    (d) The Seller may not file amended Tax Returns or refund claims in respect of any taxable period of the Corporation ending on or prior to the Closing Date without the prior written consent of the Purchaser, which consent will not be unreasonably withheld.

    (e) No loss, or any other tax attribute, occurring after the Closing Date shall be carried back to a prior period, except if required by applicable law, in which case any refund relating to such carryback shall be the property of the Purchaser, and if paid to the Seller, the Seller shall immediately pay such refund over to the Purchaser.

    (f) The Seller shall indemnify and hold harmless the Purchaser and the Corporation from the net amount of any tax liability arising out of a determination that the basis of any of the Corporation's assets are less than reflected on its books for tax purposes at the Closing Date.

    (g) The Purchaser and the Seller agree to furnish or cause to be furnished to each other, and each at their own expense, as promptly as practicable, such information (including access to books and records) and assistance, including making employees available on a mutually convenient basis to provide additional information and explanations of any material provided, relating to the Corporation as is reasonably necessary for the filing of any Tax Return, for the preparation for any audit and for the prosecution or defense of any claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to Taxes. The Purchaser and the Seller shall retain all information, records or documents in their possession relating to the Corporation that might be relevant to computations or payments required after the Closing Date with respect to Tax matters relating to any taxable period ending on, prior to or including the Closing Date until the expiration of the relevant statute of limitations or extensions thereof or, if a proceeding has been instituted for which the information, records or documents is required, until there is a final determination with respect to such proceeding.

    (h)  The Seller and the Purchaser hereby agree that:

         (i) The Purchaser shall promptly notify the Seller upon receipt by the Purchaser of written notice of any Tax audits of or proposed assessments against the Corporation or other proceeding which may affect the Seller's tax liability for taxable periods ending on or prior to the Closing Date; provided, however, that the failure of the Purchaser to give the Seller prompt notice as required herein shall not relieve the Seller of any of his obligations to pay such Taxes except and to the extent that Seller is actually and materially prejudiced thereby. The Seller shall have the right to represent the Corporation's interests in any such Tax audit or administrative or court proceeding and to employ counsel of his choice; provided that (i) the Seller shall keep the Purchaser apprised of the status of any Tax audits or administrative or court proceedings and the Purchaser shall have the right to consult with the Seller and his counsel, at the Purchaser's cost and expense, in connection therewith and (ii) in the event that a settlement or compromise thereof would obligate either the Corporation or the Purchaser to make any monetary payment or would otherwise adversely affect either the Corporation, the Purchaser or any of their respective Affiliates, the Seller may not agree to such settlement or compromise without the prior consent of the Purchaser, which consent will not be unreasonably withheld or delayed.

         (ii) The Seller shall promptly notify Purchaser upon receipt by the Seller of written notice of any Tax audit or proposed assessment or other proposed change or adjustment which may affect either the Corporation or its Tax attributes. The Seller shall keep Purchaser duly informed of the progress thereof and, if the results of such Tax audit or proceeding may have a Material Adverse Effect on the Corporation, Purchaser or any of their Affiliates for any taxable period, including or ending after the Closing Date, then the Seller may not agree to a settlement or compromise thereof without the Purchaser's consent, which consent will not be unreasonably withheld or delayed.

    (i) The Seller shall be liable for and shall pay all sales, use, stamp, documentary, filing, recording, transfer or similar fees or taxes or governmental charges (including, without limitation, FCC, FAA, ICC, DOT, real estate or motor vehicle registration, title recording or filing fees and other amounts payable in respect of transfer filings) as levied by any taxing authority or governmental agency in connection with the transactions contemplated by this Agreement (other than taxes measured by or with respect to income imposed on the Seller or its Affiliates). The Seller hereby agrees to file all necessary documents (including, but not limited to, all Tax Returns) with respect to all such amounts in a timely manner.

    (j) The Seller shall not take or omit to take any action out of the ordinary course of business consistent with past practice if such action or omission would have the effect of increasing the Tax liability relating to the Corporation, the Purchaser, or any of the Purchaser's Affiliates.

                                     ARTICLE SIX

                                CONDITIONS TO CLOSING

    6.01 Conditions to Each Party's Obligations to Consummate the Agreement. The respective obligations of each party to consummate this Agreement are subject to the satisfaction or waiver of the following conditions on or before the Closing Date:

         (a) no statute, rule, regulation, executive order, decree, or injunction shall have been enacted, entered, promulgated, enforced or threatened by any court or governmental entity which prohibits or restricts the consummation of this Agreement;

         (b) all authorizations, approvals, consents and waivers required to be obtained from and notices and filings required to be given to or made with any governmental agency or third party shall have been obtained, given or made;

         (c) the Employment Agreements shall have been executed and delivered by the parties thereto and shall be held in escrow by the Escrow Agent until the Closing; and

         (d) the Earn Out Agreement shall have been executed and delivered by the parties thereto and shall be held in escrow by the Escrow Agent until the Closing.

    6.02 Further Conditions to the Seller's Obligations. The obligation of the Seller to consummate the transactions contemplated hereby at the Closing is further subject to satisfaction or waiver by the Seller of the following conditions on or before the Closing Date:

         (a) the representations and warranties of the Purchaser contained herein shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date as though such representations and warranties were made at and as of the date of this Agreement;

         (b) the Purchaser shall have entered into that certain Stock Purchase Agreement (the "Stock Purchase Agreement") by and between the Purchaser and The Robert J. and Andrea Longo Charitable Trust (the "Trust") pursuant to which the Purchaser shall have agreed to acquire all of the issued and outstanding common stock of the Corporation owned by the Trust, on the terms and conditions contained in the Stock Purchase Agreement, and the closing of such transaction shall take place simultaneously with the Closing under this Agreement, it being the intention of the parties hereto that the Purchaser shall acquire all of the issued and outstanding common stock of the Corporation;

         (c) the Purchaser shall have performed and complied in all material respects with all agreements, obligations, covenants and conditions required by this Agreement to be performed or complied with by it on or prior to the Closing;

         (d) the Seller shall have received a duly executed certificate of an authorized officer of the Purchaser to the effect that the conditions in paragraphs (a) and (c) have been satisfied;

         (e) the Purchaser shall have delivered to the Seller an opinion of Greenberg, Traurig, et. al., counsel to the Purchaser, substantially in the form of Schedule 6.02(e) hereto;

         (f) all corporate actions, proceedings, instruments and documents of the Purchaser required to carry out the transactions contemplated by this Agreement or incidental thereto and all other related legal matters shall be reasonably satisfactory to counsel for the Seller, and such counsel shall have been furnished with such certified copies of such corporate actions and proceedings and such other instruments, documents and opinions as it shall have reasonably requested;

         (g) the Seller shall have received evidence satisfactory to him that he has been released from all indemnity agreements, personal guarantees, performance, payment or bid bonds relating to the Corporation and identified on Schedule 5.14 hereto;

         (h) the Purchaser shall have tendered to the Seller the Purchase Price, which shall include the Seller's satisfaction that the Purchaser has provided for the payment of the Equipment Debt and other accrued liabilities identified on the Audited Balance Sheet as of December 31, 1996 and certificates representing the CAHC Preferred Stock, in form and substance satisfactory to the Seller in his sole and absolute discretion;

         (i) The Purchaser shall have provided to the Seller draft copies of all of the Transactional Documents and Wafra's comments on its Transactional Documents, Seller shall have provided the Purchaser with his comments on the Transactional Documents within five (5) business days thereafter and shall have advised Purchaser as to whether or not the Transactional Documents are acceptable to him in his sole and absolute discretion and Purchaser shall have made the changes to the Transactional Documents requested by the Seller, so long as such changes are in material compliance with the terms and conditions relating to the CAHC Preferred Stock contained in the Restated Letter of Intent and the Transactional Documents to be executed by the Seller are identical in all respects to the Transactional Documents to be executed by Wafra, except with respect to representation on the Board of Directors of the purchaser and the number of shares to be purchased, as provided in the Restated Letter of Intent; and

    (j) The Seller shall confirm that concurrent with the Closing he has been elected as a member of the Board of Directors of CAHC and a member of the Board of Directors of the Corporation as of the Closing Date and binding written arrangements have been made so that the Seller will have the option to serve on each of such Boards of Directors until the later of September 30, 2004 or the date on which the Seller no longer owns any CAHC Preferred Stock or the common stock arising from the exercise of warrants or the conversion of the CAHC Preferred Stock, to the extent permitted by applicable law, all as required by the Restated Letter of Intent.

    6.03 Deliveries by the Seller.     At the Closing, the Seller will
deliver the following to the Purchaser:

         (a) One or more certificates representing the Stock, accompanied by stock powers duly endorsed in blank or accompanied by duly executed instruments of transfer, and any other documents that are necessary to transfer to the Purchaser good title to all the Stock free and clear of all Liens;

         (b) The stock books, stock ledgers, minute books, other corporate records and corporate seals of the Corporation;

         (c) Certified copies of the resolutions duly adopted by the Board of Directors of the Corporation, authorizing the execution, delivery and performance of this Agreement;

         (d) An opinion of Okin, Hollander & DeLuca, L.L.P., counsel to the Seller, substantially in the form attached hereto as Schedule 6.03(d);

         (e) Any third party consents required in connection with the transactions contemplated by this Agreement;

         (f) All other documents, instruments and writings required to be delivered by the Seller at/or prior to the Closing Date pursuant to this Agreement; and

         (g)  A fully executed original of the New York Contract.

    6.04 Further Conditions to the Purchaser's Obligations. The obligation of the Purchaser to consummate the transactions contemplated hereby at the Closing is further subject to the satisfaction or waiver by the Purchaser of the following conditions on or before the Closing Date:

         (a) the representations and warranties of the Seller contained herein shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date as though such representations and warranties were made at and as of the date of this Agreement;

         (b) the Purchaser shall have entered into the Stock Purchase Agreement and the closing of the Purchaser's acquisition of all of the issued and outstanding common stock of the Corporation owned by the Trust shall take place simultaneously with the Closing under this Agreement;

         (c) the Seller shall have performed and complied in all material respects with all agreements, obligations, covenants and conditions required by this Agreement to be performed or complied with by him on or prior to the Closing;

         (d) the Purchaser shall have received a duly executed certificate from the Seller to the effect that the conditions in paragraphs (a) and (c) have been satisfied;

         (e) the Seller shall have delivered to the Purchaser an opinion of Okin, Hollander & DeLuca, L.L.P. substantially in the form of Schedule 6.03(d) hereto;

         (f) the Seller shall have delivered to the Purchaser evidence satisfactory to the Purchaser that the transaction contemplated hereby is not subject to ISRA, or in lieu thereof, evidence satisfactory to the Purchaser that the requirements of ISRA have been met;

         (g) the Seller shall have delivered to the Purchaser certificates representing all of the Stock, accompanied by stock powers duly endorsed in blank or accompanied by duly executed instruments of transfer, in each case, endorsed or executed by the Seller;

         (h) all corporate actions, proceedings, instruments and documents of the Seller required to carry out the transactions contemplated by this Agreement or incidental thereto, and all other related legal matters shall be reasonably satisfactory to counsel for the Purchaser, and such counsel shall have been furnished with such certified copies of such corporate actions and proceedings and such other instruments, documents and opinions as it shall have reasonably requested,and the Purchaser shall be satisfied that it has acquired one hundred (100%) percent of the issued and outstanding stock of the Corporation together with all the assets and liabilities in connection therewith; and

         (i) the Seller shall have delivered to the Purchaser evidence satisfactory to the Purchaser that the New York Contract has been executed and delivered by the parties thereto, is in full force and effect, the Corporation is not in default thereunder and there are no material defaults therein on the part of any other party thereto.

         6.05 Deliveries by the Purchaser. At the Closing, the Purchaser will deliver the following to the Seller:

         (a) The Purchase Price including one or more certificates representing the CAHC Preferred Stock, which certificates are satisfactory to the Seller in his sole and absolute discretion, and any other documents that are necessary to transfer to the Seller good title to the CAHC Preferred Stock, free and clear of all liens;

         (b) Certified copies of the resolutions, duly adopted by the Board of Directors of the Purchaser, authorizing the execution, delivery and performance of this Agreement;

         (c) An opinion of Greenberg, Traurig, et. al., counsel to the Purchaser, substantially in the form attached hereto as Exhibit 6.02(e);

         (d) All other documents, instruments and writings required to be delivered by the Purchaser at or prior to the Closing Date pursuant to this Agreement;

         (e)  Fully executed Employment Agreements; and

         (f)  The fully executed Earn Out Agreement.

                                    ARTICLE SEVEN

                             TERMINATION AND ABANDONMENT

    7.01 Termination.   This Agreement may be terminated at any time prior to
the Closing by the mutual written consent of each of the Purchaser and the Seller.

    7.02 Effect of Termination.   In the event of termination of this
Agreement and abandonment of the transactions contemplated hereby by the parties hereto pursuant to Section 7.01 hereto, this Agreement shall forthwith become null and void and of no further effect, without any liability on the part of any party or its directors, officers, partners, Affiliates, employees, agents or security holders, other than as provided in
Section 5.04 and Article VIII hereof, and the obligation of the parties hereto to return to the other parties any documents received in connection with the transactions contemplated herein. Nothing in this Section 7.02 shall relieve any party from any liability for any willful breach of this Agreement or any intentional tort.

                                    ARTICLE EIGHT

                                   INDEMNIFICATION

    8.01. Indemnification. From and after the Closing, the Purchaser shall indemnify and hold harmless the Seller and the Corporation (for the period prior to the Closing Date) and their respective members, partners, officers, directors, Affiliates, shareholders and agents (the "Seller Indemnified Parties") from and against any costs or expenses (including without limitation, reasonable attorneys' fees and the reasonable out-of-pocket expenses of testifying and preparing for testimony and responding to document and other information requests, and in connection with the enforcement of any rights hereunder, whether or not a party to such litigation), judgments, liabilities, fines, amounts paid in settlement, losses, claims and damages, net of any tax benefits or insurance recoveries actually received by the Seller Indemnified Party, (collectively, "Damages"), as incurred, to the extent they relate to, arise out of or are the result of:

         (i) the breach of or any inaccuracy in any of the representations and warranties of the Purchaser contained in or made pursuant to the Letter of Intent, the Restated Letter of Intent or this Agreement;

         (ii) the breach or nonperformance of any covenant or agreement of the Purchaser contained in this Agreement;

         (iii) any claim or assertion by any lender under the Equipment Debt that the Seller is indebted to it for any amount as a result of any transaction, event or occurrence taking place after the Closing Date; and

         (iv) any and all Damages arising out of or resulting from any claims made by any parties in connection with any Action identified on Schedule 3.09 hereto.

    (B) From and after the Closing, the Seller shall indemnify and hold harmless the Purchaser and its members, partners, officers, directors, Affiliates, shareholders and agents (the "Purchaser Indemnified Parties") from and against any costs or expenses (including without limitation, reasonable attorneys' fees and the reasonable out-of-pocket expenses of testifying and preparing for testimony and responding to document and other information requests, and in connection with the enforcement of any rights hereunder, whether or not a party to such litigation, judgment, liabilities, fines, amounts paid in settlement, losses, claims and damages, net of any tax benefits or insurance recoveries actually received by the Purchaser Indemnified Party (collectively, the "Damages"), as incurred, to the extent they relate to, arise out of or are the result of:

    (i) the breach of or any inaccuracy in any of the representations and warranties of the Seller contained in or made pursuant to this Agreement;

    (ii) the breach or nonperformance of any covenant or agreement of the Purchaser contained in this Agreement;

    (iii) any claim or assertion by any lender under the Equipment Debt that the Seller is indebted to it for any amount as a result of any transaction, event or occurrence taking place prior to the Closing Date;

    (iv) any claim or assertion by any federal, state or local taxing authority that the Corporation is indebted to it for any sales or income taxes for the period prior to the Closing Date; and

    (v) any claim or assertion by any beneficiary under any Employee Benefit Plan described on Schedule 3.07 (a) that was in effect prior to the Closing Date but was replaced by the Purchaser at the Closing, that the Employee Benefit Plan or its sponsor is liable to him with respect to obligations arising prior to the Closing Date.

    (c) Notwithstanding the foregoing, in the absence of fraud or intentional misrepresentation by the Seller, the indemnification provided for in Section 8.01 shall be limited as follows:

         (i) The Seller shall not be liable with respect to any claim for indemnification hereunder unless the aggregate amount of all such claims for indemnification asserted by the Purchaser

Indemnified Parties exceeds the sum of $330,000 (excluding claims for income and sales taxes), and the rights of the Purchaser Indemnified Parties to seek indemnification hereunder shall be limited to the amounts of such claims in excess of $330,000; and

         (ii) the total liability hereunder of Seller for indemnification shall in no event exceed the aggregate amount of $500,000 (excluding claims for income and sales taxes).

    8.02. Claims. (a) If an Indemnified Party intends to seek indemnification pursuant to this Article VIII, such Indemnified Party shall promptly notify the Indemnifying Party, in writing, of such claim describing such claim in reasonable detail, provided, that the failure to provide such notice shall not affect the obligations of the Indemnifying Party unless and
only to the extent it is actually prejudiced thereby.   In the event that
such claim involves a claim by a third party against the Indemnified Party which seeks Damages in respect of which indemnification pursuant to this
Article VIII would be available, the Indemnifying Party shall have thirty
(30) days after receipt of such notice to decide whether it will undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof, and if it so decides, the Indemnified Party shall cooperate with it in connection therewith, provided, that the Indemnified Party may participate in such settlement or defense through counsel chosen by it, and provided further, that the fees and expenses of such counsel shall be borne by the Indemnified Party. The Indemnifying Party shall not, without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld), settle or compromise any action. The Indemnified Party shall have the right to settle any claim or action without the consent of the Indemnifying Party; provided, that if the Indemnifying Party does not notify the Indemnified Party within thirty (30) days after the receipt of the Indemnified Party's notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the Indemnified Party shall have the right to contest, settle or compromise the claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement; provided, further as long as the Indemnifying Party is contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld).

         (b) The Indemnifying Party and the Indemnified Party shall cooperate fully in all aspects of any investigation, defense, pre-trial activities, trial, compromise, settlement or discharge of any claim in respect of which indemnity is sought pursuant to Article VIII, including, but not limited to, by providing the other party with reasonable access to employees and officers (including as witnesses) and other information.

                                    ARTICLE NINE

                              MISCELLANEOUS PROVISIONS

    9.01 Amendment and Modification. This Agreement may be amended or modified at any time by the parties hereto, pursuant to an instrument in writing signed by the Purchaser and the Seller.

    9.02 Extension; Waiver. At any time prior to the Closing Date, the party entitled to the benefit of any respective term or provision hereof may
(a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party entitled to the benefits of such extended or waived term or provision.

    9.03 Entire Agreement; Assignment. This Agreement and the Schedules attached hereto and made a part hereof (a) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings, including the Letter of Intent and Restated Letter of Intent (except those provisions entitled "Confidentiality", Indemnification" and "Expenses"), but excluding the Escrow Agreement, both written and oral, between the parties hereto with respect to the subject matter hereof and (b) shall not be assigned, by operation of law or otherwise by a party hereto, without the prior written consent of the other parties.

    9.04 Validity. The invalidity or unenforceability of any term or provision of this Agreement in any situation or jurisdiction shall not effect the validity or enforceability of the other terms or provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

    9.05 Expenses. Whether or not this Agreement and the transactions contemplated hereby are consummated, and except as otherwise expressly set forth herein, all costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

    9.06 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

    9.07 Successors, Assigns, etc. This Agreement is binding upon the parties and their heirs, personal representatives, successors and assigns, as the case may be.

    9.08 Governing Law; Jurisdiction. This Agreement shall be construed in accordance with and governed by the laws of the State of New Jersey without regard to principles of conflict of laws. The parties agree that any disputes and matters arising from this agreement shall be brought before the Superior Court of New Jersey or, if federal jurisdiction exists, before the United States Court for the District of New Jersey, and each party agrees to submit to the jurisdiction of said courts, and to waive any defenses based upon grounds of lack of jurisdiction, improper venue or convenience.

    9.09 Severability. If any part of this Agreement is declared to be invalid or unenforceable, then such invalidity or unenforceability shall not affect the remainder of this Agreement which shall continue in full force and effect.

    9.10 Notices. Unless otherwise provided herein, all notices, demands, requests, consents or other communications required or permitted to be given or made under this Agreement shall be made in writing and signed by the party giving the same and shall be deemed to have been given or made when hand delivered or mailed by United States certified mail, return receipt requested, postage prepaid, to the following addresses or to any other addresses of which all parties are notified in writing:

    If to the Seller (or the Corporation prior to the Closing Date):

         Mr. Robert J. Longo
         R.J. Longo Construction Co., Inc.
         305 Palmer Road
         Denville, New Jersey 07834

    copy to:

         Paul Hollander, Esq.
         Okin, Hollander & DeLuca, L.L.P.
         One Parker Plaza
         Fort Lee, New Jersey 07024

    If to the Purchaser:

         Mr. Roger Tuttle, President
         Compost America Holding Company, Inc.
         320 Grand Avenue
         Englewood, New Jersey 07631

    copy to:

         Theodore Mason, Esq.

         Greenberg Traurig
         2050 One Commerce Square
         2005 Market Street
         Philadelphia, PA 19103

    9.11 Headings. The subject headings of the sections and subsections of this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

    9.12 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its Affiliates and nothing in this Agreement, express or implied, is intended by or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

    9.13 No Waivers. Except as otherwise expressly provided herein, no failure to exercise, delay in exercising, or single or partial exercise of any right, power or remedy by any party, and no course of dealing between the parties, shall constitute a waiver of any such right, power or remedy.

    9.14 Mutual Releases. The Purchaser and the Seller shall have executed and delivered to each other, general releases, substantially in the form of
Schedule 9.14 hereto, for contractual claims occurring prior to the Closing Date, in favor of each other and their respective past or present employees, officers, shareholders, and Affiliates, except for obligations arising under this Agreement.

    9.15. Independent Counsel. The parties hereto have each been represented by and consulted with their own respective independent counsel and have resolved with such counsel any questions they may have had as to the meaning, effect or interpretation of this Agreement and the Schedules thereto. The decision of the parties to enter into this Agreement is a fully informed decision, and the parties are aware of all legal and other ramifications of such decision.

    9.16 Construction. In all events, relative words in the singular shall include the plural and the masculine gender shall include the feminine and neuter (and vice versa) whenever the context so requires. The parties hereto agree that the terms and language of this Agreement were the result of negotiations between the parties and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over the construction of this Agreement shall be decided neutrally, in light of its purposes, and without regard to events of authorship or negotiation.

    9.17 Further Assurances. The parties hereto agree to execute and deliver such further instruments and to perform any acts that may be necessary or reasonably requested in order to give full effect to this Agreement. Each party, in order to carry out this Agreement, shall use all reasonable efforts to provide such information, execute such further instruments and documents and take such actions as maybe reasonably requested by the other and not inconsistent with the provisions of this Agreement and not involving the assumption of obligations or liabilities different from or in excess or in addition to those expressly provided for herein. From and after the date of this Agreement until the Closing, the Seller will cooperate with the Purchaser in providing such information to Wafra in connection with the transactions contemplated herein as Wafra may reasonably require.

    9.18 Waiver of Trial by Jury. The Purchaser, the Seller and the Corporation in any litigation (whether or not arising out of or relating to this Agreement or any other obligation owed by them) in which any of the parties shall be adverse to any of the other parties hereto, hereby voluntarily, knowingly and irrevocably waive any constitutional or other right each may have to a trial by jury.

    IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date and year first above written.

WITNESS:

------------------------          ----------------------------
                                  Robert J. Longo


ATTEST:                           R.J. Longo Construction Co., Inc.


                                  By:
------------------------             -------------------------
                                     Robert J. Longo, President

ATTEST:                           Compost America Holding Company, Inc.


                                  By:
------------------------             -------------------------
                                     Roger E. Tuttle, President

                               GENERAL RELEASE

    This Release, dated _______, __, 1997, is given by Compost America Holding Company, Inc. and R.J. Longo Construction Co., Inc., jointly and severally on behalf of themselves and their directors, officers and employees (hereinafter referred to collectively as the "Releasor"), having an address at 320 Grand Avenue, Englewood, New Jersey 07631 to Roger E. Tuttle, Pasquale DiLeo, Victor Wortman, Robert Wortman and Compost America Holding Company, Inc. (all of the preceding being hereinafter referred to collectively as the "Releasee"), having an address at 320 Grand Avenue, Englewood, New Jersey, 07631.

                                 Background

    This Release is being executed and delivered pursuant to the terms and conditions of a Stock Purchase Agreement (the "Stock Purchase Agreement") dated September 17, 1997 between Robert J. Longo, ("Seller"), R.J. Longo Construction Co., Inc. (the "Corporation") and Compost America Holding Company, Inc., (the "Purchaser") the terms of which are incorporated herein by reference. Terms used herein which are defined in the Stock Purchase Agreement shall have the respective meanings set forth in the Stock Purchase Agreement, unless otherwise defined herein.

    In consideration of the mutual covenants and agreements contained in the Stock Purchase Agreement and herein, the parties hereto agree as follows:

    1. Release. Subject to the terms set forth in Paragraph 8 hereof, Releasor hereby releases and forever discharges Releasee, and where applicable their respective directors, officers, employees, partners, joint venturers, agents, attorneys, heirs or legal representatives and all who succeed to their rights and responsibilities, such as their successors and/or assigns, of and from any and all claims, demands, obligations, contracts, agreements, damages, controversies, suits, liabilities, actions or causes of action of any kind whatsoever in law or in equity which the Releasor, its respective administrators, successors or assigns ever had, now have, or hereinafter can, shall or may have, whether known or unknown, suspected or unsuspected, relating to, arising out of or in connection with any matter, event or circumstance which refers, relates to or arises with respect to the Corporation which has occurred from the beginning of the world to the date hereof (collectively the "Claims"). The Releasor does hereby covenant and agree never to institute or cause to be instituted or to continue prosecution of any suit or other form of action or proceeding of any kind or nature whatsoever against Releasee and where applicable any of their respective directors, officers, employees, partners, joint venturers, agents, attorneys, heirs or legal representatives and all who succeed to their rights and responsibilities, such as their successors and/or assigns, based on any Claims. Notwithstanding any contrary term or provision of this Release, to the extent this Release encompasses a release in favor of a director, officer, employee, agent or attorney of any corporation referred to herein, such release shall only extend to the acts of such director, officer, employee, agent or attorney performed in the ordinary course of business which were (i) duly authorized or otherwise ratified by the respective corporation or by Robert J. Longo individually or on his behalf and (ii) were within the scope of their respective employment, representation or retention by such corporation or by Robert J. Longo individually or on his behalf.

    2.   Consideration.   The Releasor has received good, valuable and
sufficient consideration for making this Release. The Releasor agrees that it will not seek anything further, directly or indirectly, for themselves or any person, corporation, partnership or other entity including any other payment from the Releasee with respect to the Claims released pursuant to this Release. The Releasor further acknowledges and warrants that this Release shall not be voidable for any reason including, but not limited to, any claim of mistake of fact or the adequacy or inadequacy of consideration.

    3. Binding. The Releasor is bound by this Release. Any person or corporation, partnership or other entity which succeeds to the Releasor's rights and responsibilities is also bound. This Release is made for the benefit of the Releasee, their heirs, legal representatives, agents, employees, consultants and representatives and their affiliates and all who succeed to their rights and responsibilities, such as their successors and/or assigns.

    4.   Effect.   This Release is intended to be in the broadest form with
respect to the matters covered hereby. It is understood and agreed that the Releasor hereby expressly waives any and all laws or statutes, of any jurisdiction whatsoever, which may provide that a general release does not extend to claims not known or suspected to exist at the time of executing a release which if known would have materially affected the decision to give such release. It is expressly intended and agreed that this Release is intended to be final and that although Releasor may hereafter discover facts in addition to or different from those which it now knows or believes to be true with respect to the matters covered by this Release, it is the intent of the Releasor to fully, finally and forever release and discharge the matters described herein notwithstanding the discovery or existence of such additional or different facts. This Release is not and shall not be construed as a release of any person or entity not mentioned herein.

    5. Independent Legal Counsel. The Releasor acknowledges that it has had the opportunity to consult with independent legal counsel regarding the legal effect of this Release and that it enters into it freely and voluntarily and under no constraint or coercion.

    6. Governing Law. This Release shall be governed by and construed in accordance with the laws of the State of New Jersey.

    7. Entire Agreement. This Release, the Stock Purchase Agreement and the exhibits annexed thereto or referred to therein shall constitute the entire agreement of the parties relating to the subject matter of this Release.

    8.   Survival of Stock Purchase Agreement.   Notwithstanding any other
provision contained herein, nothing contained in this

Release shall release or discharge Seller, the Corporation or the Purchaser with respect to their respective undertakings, warranties or representations made pursuant to the terms and conditions of the Stock Purchase Agreement which shall survive the execution and delivery hereof.

    9. Captions. Any article, title, paragraph heading or caption contained in this Release is for convenience only and shall not in any way be construed to define, describe or limit the terms hereof.

    IN WITNESS WHEREOF, the Releasor has duly executed this Release the day and year first above written.


ATTEST:                      COMPOST AMERICA HOLDING
                             COMPANY, INC.


_______________________      By:____________________________
                                  Roger E. Tuttle, President



ATTEST:                      R.J. LONGO CONSTRUCTION CO., INC.




_______________________      By:____________________________
                                  Robert J. Longo, President

STATE OF NEW JERSEY     }
COUNTY OF               }ss.:


    BE IT REMEMBERED, that on this ____ day of ________, 1997, before me the subscriber personally appeared _______________ who, I am satisfied, is the person who signed the within instrument as the President of _______________________, the corporation named therein and he thereupon acknowledged that the said instrument made by the corporation and sealed with its corporate seal, was signed, sealed with the corporate seal and delivered by him as such officer and is the voluntary act and deed of the corporation, made by virtue of authority from its Board of Directors.

                        ______________________________________

                                   SCHEDULE A

                                   SCHEDULE 1.02
                                  ESCROW AGREEMENT

                                   SCHEDULE 1.03
                                   EQUIPMENT DEBT


1)   U.S. Bancorp dated May 31, 1996
     Original Principal Amount of $5,500,000
     Note # 7152897443-18
     As of 9/30/97 Principal Amount outstanding      $5,054,257.87

2)   TFC Textron/Assigned to Charter Financial, Inc.
     Dated March 28, 1996
     Original Principal Amount of $1,091,839.80
     Note # Schedule 00003
     As of 9/30/97 Principal Amount Outstanding        $643,318.66

3)   TFC Textron/Assigned to Charter Financial, Inc.
     Dated May 3, 1996
     Original Principal Amount of $1,489,789.20
     Note # Schedule 00004
     As of 9/30/97 Principal Amount Outstanding        $913,066.06

4)   TFC Textron/Assigned to Charter Financial, Inc.
     Dated May 14, 1996
     Original Principal Amount of $327,981.00
     Note # Schedule 00005
     As of 9/30/97 Principal Amount Outstanding        $197,205.88

5)   The CIT Group Dated March 6, 1996
     Original Principal Amount of $335,439.44
     Note # _______________
     As of 9/30.97 Principal Amount Outstanding        $248,443.99

Total original principal amount of Equipment Debt     $8,745,049.44

Total principal amount outstanding as of 9/30/97      $7,056,292.46

                                   SCHEDULE 1.03(a)


                CAHC Series A and B Preferred Stock

                                   SCHEDULE 2.01
                  ADDITIONAL STOCK OWNERSHIP; VOTING ARRANGEMENTS


Additional Stock Ownership

     The Robert J. and Andrea Longo Charitable Trust

                100 Shares of Common Stock, no par value



Voting Arrangements

     None

                              SCHEDULE 2.02
                CONSENTS, APPRAISALS, BREACHES, DEFAULTS


                                  None

                            SCHEDULE 3.01(b)(i)


               Jurisdictions in which Corporation is
              Authorized to do Business as of 9/17/97



       Delaware
       Illinois
       Maryland
       Massachusetts
       New Jersey
       New York
       Tennessee
       Texas

     The Corporation is currently in the process of qualifying to do business in Virginia.

                            SCHEDULE 3.01(b)(iii)

                                   BYLAWS

                                SCHEDULE 3.02

                                 SUBSIDIARIES



                                     None

                                SCHEDULE 3.03

                              VOTING ARRANGEMENTS


            None

                                                                    Page 1 of 2
                                SCHEDULE 3.04
                           AFFILIATE TRANSACTIONS


     Agreements of Indemnification and Guaranty

  *  SAFECO:   Cross Indemnification By And Between:
               - R.J. LONGO CONSTRUCTION CO., INC.
               - STANDARD ENGINEERS AND CONSTRUCTORS, INC.
               - ARJAY - STANDARD CORP.
               - LONGO - PUERTO RICO, INC.
               - ARJAY ASPHALT, INC.
               - WEST ESSEX BLASTING CORP.
               - DEWATERING UNLIMITED, INC.
               - ARJAY AVIATION SERVICES, LTD.
               - ROBERT J. LONGO - INDIVIDUALLY
               - MICHELE LONGO - INDIVIDUALLY

  *  FIRST UNION BANK:

Robert J. Longo's Individual Guaranty And Suretyship Agreement of Borrowings of R.J. Longo Construction Co., Inc., Robert J. Longo's Guaranty and Suretyship Agreement of Borrowings of Longo-Puerto Rico, Inc., Grid Note dated June 30, 1995 in the original principal amount of $6,000,000 by R.J. Longo Construction Co., Inc. and Longo-Puerto Rico, Inc.
R.J. Longo Construction Co., Inc.'s Agreement of Guaranty and Suretyship of Borrowings of Longo-Puerto Rico, Inc. and Longo Puerto Rico, Inc.'s Agreement of Guaranty and Suretyship of Borrowings of R.J. Longo Construction Co., Inc.

     THE CIT GROUP:

  * - R.J. Longo Construction Co., Inc. - Corporate Guaranty of Borrowings By Longo Puerto Rico, Inc.

  *    GENERAL ELECTRIC CAPITAL CORP. OF P.R.:

     - R.J. Longo Construction Co., Inc. Corporate Guaranty dated 7/16/96 of Borrowings By Longo Puerto Rico, Inc.

      Promissory Note dated 12/19/96 in the original principal amount of $123,356.50
       Promissory Note dated 7/16/96 in the original principal amount of $934,626.50
      Promissory Note dated 8/14/96 in the original principal amount of $704,265,000.

There are also several additional promissory notes to General
Electric Capital Corp. of P.R. which are subject to cross-corporate guaranties by and between Longo-Puerto Rico, Inc.
and Longo-de Puerto Rico, Inc., all of which will be removed from this Schedule 3.04 prior to Closing.

                            SCHEDULE 3.04
                        AFFILIATE TRANSACTIONS


  *  METLIFE CAPITAL:
     - R.J. Longo Construction Co., Inc. Corporate Guaranty of
     Borrowings by Longo Puerto Rico, Inc.

* will be removed from this Schedule 3.04 prior to Closing



Lease Agreement:

     R.J. Longo Construction Co., Inc. leases its offices at
305 Palmer Road, Denville, N.J. from a Trust, the beneficiaries of which are the children of Robert J. Longo, Sr.

Other Agreements:

Penske-Ryder - DeWatering Unlimited, Inc.  Arrangement

                            SCHEDULE 3.04

     General Electric Capital Corporation

                            SCHEDULE 3.04

                           METLIFE CAPITAL

                                                       Page 1
of 2
                             SCHEDULE 3.04
                         AFFILIATE TRANSACTIONS

 *   Officer Loan:  $768,207.56 Due to R.J. Longo Construction
Co.,      Inc. from Robert J. Longo (No note)

     Agreements of Indemnification and Guaranty

     SAFECO:   Cross Indemnification By And Between:
               - R.J. LONGO CONSTRUCTION CO., INC.
               - STANDARD ENGINEERS AND CONSTRUCTORS, INC.
               - ARJAY - STANDARD CORP.
               - LONGO - PUERTO RICO, INC.
               - ARJAY ASPHALT, INC.
               - WEST ESSEX BLASTING CORP.
               - DEWATERING UNLIMITED, INC.
               - ARJAY AVIATION SERVICES, LTD.
               - ROBERT J. LONGO - INDIVIDUALLY
               - MICHELE LONGO - INDIVIDUALLY

     FIRST UNION BANK:

Robert J. Longo's Individual Guaranty And Suretyship Agreement of Borrowings of R.J. Longo Construction Co., Inc., Robert J. Longo's Guaranty and Suretyship Agreement of Borrowings of Longo-Puerto Rico, Inc., Grid Note dated June 30, 1995 in the original principal amount of $6,000,000 by R.J. Longo Construction Co., Inc. and Longo-Puerto Rico, Inc.
R.J. Longo Construction Co., Inc.'s Agreement of Guaranty and Suretyship of Borrowings of Longo-Puerto Rico, Inc. and Longo Puerto Rico, Inc.'s Agreement of Guaranty and Suretyship of Borrowings of R.J. Longo Construction Co., Inc.

     THE CIT GROUP:

     - R.J. Longo Construction Co., Inc. - Corporate Guaranty
of     Borrowings By Longo Puerto Rico, Inc.

     GENERAL ELECTRIC CAPITAL CORP. OF P.R.:

     - R.J. Longo Construction Co., Inc. Corporate Guaranty
dated       7/16/96 of Borrowings By Longo Puerto Rico, Inc.

       Promissory Note dated 12/19/96 in the original
principal             amount of $123,356.50
       Promissory Note dated 7/16/96 in the original principal amount of $934,626.50
       Promissory Note dated 8/14/96 in the original principal amount of $704,265,000.

     METLIFE CAPITAL:
          - R.J. Longo Construction Co., Inc. Corporate

Guaranty of         Borrowings by Longo Puerto Rico, Inc.

                            SCHEDULE 3.04
                         AFFILIATE TRANSACTIONS

     AFFILIATE LOANS:

   * Loans Receivable From Affiliates to R.J. Longo
Construction   Co., Inc. (No Notes):

          Longo Puerto Rico, Inc.       $2,594,558.41
          DeWatering Unlimited, Inc.        64,892.75
          Totowa Constructors, Inc.         39,750.00
          Arjay Aviation Services, Inc.        625.00
                                        -------------

          Total                         $2,699.826.16
                                        =============

 *   Loans Payable from R.J. Longo Construction Co. Inc. to      Affiliates
     (No Note):

          Arjay Asphalt, Inc.           $   37,296.68
                                        -------------

          Total                         $   37,296.68
                                        =============

Lease Agreement:

     R.J. Longo Construction Co., Inc. leases its offices at
305 Palmer Road, Denville, N.J. from a Trust, the beneficiaries of which are the children of Robert J. Longo, Sr.

Employee Benefit Plans:

     See Schedule 3.07(a)

Management Arrangement with Longo Puerto Rico, Inc. [To
Come]
Penske-Ryder - DeWatering Unlimited, Inc. [To Come]




 * Excluded Asset

                              SCHEDULE 3.04
                      AGREEMENT OF INDEMNIFICATION/
                   CROSS INDEMNIFICATION AND GUARANTIES



  SAFECO

                            SCHEDULE 3.04
            FIRST UNION (f/k/a FIRST FIDELITY BANK, N.A.)
                           LOAN DOCUMENTS

                            SCHEDULE 3.05

                         BREACHES, DEFAULTS



                                None